Amendment No. 1 dated January 17, 2018 to the Pricing Supplement dated July 18, 2016 to the Prospectus dated July 18, 2016 and the Prospectus Supplement dated July 18, 2016

iPath® Pure Beta Aluminum ETN

iPath® Pure Beta Cocoa ETN

iPath® Pure Beta Coffee ETN

iPath® Pure Beta Copper ETN

iPath® Pure Beta Cotton ETN

iPath® Pure Beta Lead ETN

iPath® Pure Beta Nickel ETN

iPath® Pure Beta Sugar ETN

This amendment No. 1 amends and supplements the original pricing supplement dated July 18, 2016 (the “Pricing Supplement”), for the Exchange Traded Notes listed above (the “ETNs”). The terms of the ETNs are as described in the Pricing Supplement and include the specific amendments described below. Terms used but not defined herein have the meanings given to them in the Pricing Supplement.

Issuer Redemption:  As described in the Pricing Supplement, we, as issuer of the ETNs, may redeem the ETNs at our sole discretion on any trading day on or after the inception date until maturity. On January 11, 2018, we publicly announced our plan to redeem the ETNs. We anticipate that the date on which we will redeem the ETNs (the “Issuer Redemption Date”) will be April 12, 2018. Based on that Issuer Redemption Date, holders of the ETNs on the Issuer Redemption Date will receive a cash payment per ETN equal to the closing indicative value of that series of ETNs on April 5, 2018, which is the valuation date that is five trading days prior to the Issuer Redemption Date, subject to postponement in the event of a market disruption event as described under “Specific Terms of the ETNs – Market Disruption Event” in the Pricing Supplement.

As a result of this modification, the Pricing Supplement is amended to reflect the notice of our plan to exercise the issuer redemption.

Early Redemption:  Subject to the redemption procedures described in the Pricing Supplement (other than as hereby amended), you may redeem your ETNs on any redemption date prior to the Issuer Redemption Date. After the close of trading on January 17, 2018, we will waive the minimum redemption amount of 50,000 ETNs so that you may exercise your right to redeem your ETNs on any redemption date with no minimum amount until the Issuer Redemption Date. Our waiver of the minimum redemption amount will be available to any and all holders of the ETNs on any redemption date and will be irrevocable.

As a result of this modification, the Pricing Supplement is amended to reflect the waiver of the minimum redemption amount of 50,000 ETNs. In addition, Annex B to the Pricing Supplement is amended as attached hereto. If you wish to redeem your ETNs in accordance with the procedures set out above, please use Annex A as attached to the Pricing Supplement and the revised Annex B below in accordance with the procedures set out in the Pricing Supplement, as amended by this amendment No. 1.

Risk Factors: As disclosed in the Pricing Supplement, our redemption of the ETNs may result in your receiving less than the payment that you would have otherwise been entitled to receive at maturity and may also adversely impact your ability to sell your ETNs. See “Risk Factors—We May Redeem a Series of ETNs at Any Time on or after the Inception Date” for more information. Also, as disclosed in the Pricing Supplement, the liquidity and price of the ETNs in the secondary market may be influenced by, among other things, the levels of supply and demand for the ETNs. It is possible that our announced redemption of the ETNs and the waiver of the minimum redemption amount for early redemption by the holders may materially influence the liquidity and price of the ETNs in the secondary market. See “Risk Factors—The Liquidity of the Market for the ETNs May Vary Materially Over Time” and “—The ETNs May Trade at a Substantial Premium to or Discount from the Closing Indicative Value and/or Intraday Indicative Value” in the Pricing Supplement for more information. Investors considering any purchase of the ETNs should be aware of the fact that the trading price of the ETNs in the secondary market could be significantly different from their intraday indicative value, which is meant to approximate on an intraday basis the component of the ETN’s value that is attributable to the respective indices to which the ETNs are linked, and/or their closing indicative value. If you purchase your ETNs at a price which reflects a premium over the closing indicative value, you may experience a significant loss if you sell or redeem your ETNs at a time when such premium is no longer present in the market place.

You may lose some or all of your principal if you invest in the ETNs. Any payment on the ETNs at or prior to maturity is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. See “Risk Factors” beginning on page PS-10 of the Pricing Supplement for risks relating to an investment in the ETNs.

The ETNs are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these ETNs or determined that this amendment No. 1 to the Pricing Supplement or the Pricing Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The agent for the offering, Barclays Capital Inc., is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121, of the Financial Industry Regulatory Authority. Consequently, this offering is being conducted in compliance with the provisions of Rule 5121 (or any successor rule thereto). For more information, please refer to “Plan of Distribution—Conflict of Interest” in the accompanying prospectus supplement.

Amendment No. 1 dated January 17, 2018, amending

Pricing Supplement dated July 18, 2016

We describe the ETNs in the Pricing Supplement, prospectus supplement and prospectus filed with the SEC. You may access the Pricing Supplement and the related prospectus supplement and prospectus on the SEC website:

•     Pricing Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916133073/a16-13981_37424b2.htm

•     Prospectus supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•     Prospectus dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

ANNEX B

CONFIRMATION OF REDEMPTION

Dated:

Barclays Bank PLC

Barclays Bank PLC, as Calculation Agent

Fax:      212-412-1232

Email:   ipathredemptions@barclays.com

Dear Sir/Madam:

The undersigned holder of Barclays Bank PLC’s $[insert aggregate principal amount] Global Medium-Term Notes, Series A, iPath® Exchange-Traded Notes (the “ETNs”) due April 18, 2041, CUSIP No. [insert CUSIP No.], redeemable for a cash amount under the terms of the ETNs, hereby irrevocably elects to exercise, on the redemption date of ____________, with respect to the number of ETNs indicated below, as of the date hereof, the redemption right as described in the prospectus relating to the ETNs (the “Prospectus”). Terms not defined herein have the meanings given to such terms in the Prospectus.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the ETNs (specified below) to book a delivery vs. payment trade on the valuation date with respect to the number of ETNs specified below at a price per ETN equal to the applicable closing indicative value, facing Barclays DTC 5101 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the redemption date.

Very truly yours,
[NAME OF HOLDER]

_________________________
Name:
Title:
Telephone:
Fax:
E-mail:

Number of ETNs surrendered for redemption:

DTC # (and any relevant sub-account):
Contact Name:
Telephone:

(Until the Issuer Redemption Date, you may redeem any amount of ETNs on any redemption date.)